Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DAYSTAR TECHNOLOGIES, INC.

DAYSTAR TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is DAYSTAR TECHNOLOGIES, INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is February 19, 1997.

THIRD: At the Effective Time, each seven shares of the Corporation’s Common Stock, issued and outstanding immediately prior to the Effective Time, shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive from the Corporation’s transfer agent, a fractional share rounded up to the next whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such Old Certificate shall have been combined, subject to the elimination of fractional share interests as set forth above.

FOURTH: At the effective time, Article 4.1 shall be amended and restated to read in its entirety as follows:

“4.1 Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, “common stock” and “preferred stock.” The total number of shares which the Corporation is authorized to issue is one hundred twenty three million shares (123,000,000) shares, one hundred twenty million (120,000,000) shares of which shall be common stock, $.01 par value per share, and three million (3,000,000) shares of which shall be preferred stock, $.01 par value per share.

FIFTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: This Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation shall become effective at 5:00 p.m. on the 5th day of April, 2012 (the “Effective Time”).

IN WITNESS WHEREOF, DAYSTAR TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed by its Interim Chief Executive Officer and President on this 4th day of April, 2012.

DAYSTAR TECHNOLOGIES, INC.

By:	/s/ Peter A. Lacey
Peter A. Lacey, Interim Chief Executive Officer and President